FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, January 12, 2009.
Gen. Mgt. N° 08/2009.

Mr. Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Superintendency of Securities and Insurance
Alameda Bernardo O’Higgins 1449
Santiago

Ref.: MATERIAL INFORMATION

Dear Sir,

In accordance with clauses 9 and 10.2 of Law 18,045, in addition to the General Rules No.30 and No.210, both issued by the Superintendency, and under the powers conferred to me, I report to you the following material information:

The Decree No. 320, of the Ministry of Economy, Development and Reconstruction that establishes the sub-transmission tariffs that apply to our 99.09% subsidiary, Chilectra S.A., has been published on the Official Gazette, on January 9, 2009, reason why they will apply since January 14, 2009.

As consequence of the application of the mentioned Decree, the negative effect over Enersis S.A. future results are estimated on 43 billion Chilean pesos per annum after taxes, which correspond to a decrease of the income of our subsidiary Chilectra S.A. In present days market conditions, such decrease is estimated in about 52 billion Chilean pesos annually, before taxes.

Finally, we inform you that once Decree’s tariffs are effective, Chilectra S.A. will reverse provisions by 54.5 billion Chilean pesos net of taxes.

Yours sincerely,

Ignacio Antoñanzas Alvear
Chief Executive Officer

c.c. :	Bolsa Comercio de Santiago.
Bolsa Electrónica de Chile.
Bolsa Corredores de Valparaíso.
Comisión Clasificadora de Riesgo.
Banco Santander – Representante Tenedores de Bonos.
Depósito Central de Valores
Arch.
Cron.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: January 13, 2009